Kibush Capital Corp.

7 Sarah Crescent

Templestowe, VIC 3106

Australia

August 3, 2015

Erin Purnell

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kibush Capital Corporation; Form 10 Filed June 11, 2015 File No. 000-55256

Dear Ms. Purnell:

To assist the staff of the Commission in completing its review of the above referenced filing, excerpts from your letter dated July 8, 2015 are quoted below and are followed in each case by the Company's response thereto.

Cover Page/General

Comment No. 1

We note that the top of the cover page of your Form 10 indicates that you are filing pursuant to Section 12(b) of the Securities Exchange Act of 1934. However, you have made this filing as a Form 10-12G on EDGAR. Please revise the cover page to reference the appropriate section under which you are filing in EDGAR, or revise to use a different form.

Response

We revised the cover page to reflect that the above filing is made pursuant to Section 12(g) of the Securities Exchange Act.

Item 1. Description of Business

Comment No. 2

Revise the first two paragraphs to disclose if there were any operations or activity between the date of incorporation and July 5, 2013.

Response

We revised Item 1 to disclose the operations between the date of incorporation and July 5, 2013.

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Comment No. 3

Please describe the Koranga Joint Venture and the transfer referenced on this page. In addition, explain how the contribution to the joint venture increased the ownership percentage.

Response

We revised Item 1 to fully describe the Koranga Joint Venture and associated transfer.

Comment No. 4

Revise each of the three acquisitions to disclose their revenues, assets and liabilities as of the end of the most recently completed fiscal year and any subsequent interim period. Revise to provide similar disclosure for the Five Arrows acquisition discussed on page 5.

Response

The disclosure has been added for the three acquisitions discussed. However, we did not acquire Five Arrows, rather Five Arrows acquired a majority interest in the Company via the sale of the Koranga Joint Venture and associated assets to the Company as more fully discussed in Item 1.

Comment No. 5

We note that the Instacash business unit was discontinued on February 28, 2015. Please revise to indicate whether the $500,000 promissory note has been repaid. If it has not been fully repaid, please revise your disclosure to state the terms of the promissory note and the remaining balance. In addition, please revise to clarify if the subsidiary was sold.

Response

We revised Item 1 to further describe the disposition of Instacash and associated repayment of the $500,000 promissory note.

Comment 6

Please revise your disclosure in this section to clearly state that your independent auditor has expressed substantial doubt as to your ability to continue as a going concern. In addition, please revise to provide your recent financial results.

Response

We have modified our going concern disclosures and have provided our recent financial results.

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Our Business, page 5

Comment No. 7

We note you refer to resources in this location and elsewhere in your filing. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all references to resources and any tonnage quantities and grade estimates from your filing.

Response

We have revised language throughout our filing in effort to fully comply with Industry Guide 7.

Comment No. 8

Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by the Guide 7(a)(1), your company must be in the exploration stage, as defined by Guide 7(a)(4)(i). As such, SEC's Industry Guide 7 specifically requires that your filing describe your business activities as exploration state activities until your company has reserves as defined in the Industry Guide 7.

Response

We have modified the language and revised our disclosures.

Comment No. 9

Early in this section, your company should indicate that your company is an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).

Response

We have modified the language and revised our disclosures.

Item 1A. Risk Factors, page 10

Comment No. 10

Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Response

The additional disclosures have been added.

Comment No. 11

The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Response

We have revised language throughout our filing in effort to fully comply with Industry Guide 7.

Comment No. 12

We note you have placed your mineral project into production without first establishing mineral reserves supported by a technical report and completing a feasibility study. Historically, such projects have a much higher risk of economic or technical failure. Please add a risk factor to your filing stating you are not basing your production decision on a pre-feasibility or feasibility study of mineral reserves, which demonstrate your economic and technical viability. In addition, please provide adequate disclosure of the increased uncertainty, with specific economic and technical risks of failure associated with your production decision.

Response

The mines are currently in the exploration stage, not production. However, we added a risk factor indicating that the Company may elect to enter into production without first establishing mineral reserves supported by a technical report or completing a feasibility study.

Risk Related to Our Company and Business

We expect losses in the future because we have no revenue to offset losses, page 11

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Comment No. 13

Please revise the second sentence of this section to provide the specific amount of your net loss since inception.

Response

Our disclosure has been revised.

Risks Relating to Our Common Stock

We may in the future issue additional shares of our common stock..., page 14

Comment No. 14.

Please revise this section to state whether, other than as disclosed, you currently have any plans, arrangements or understandings to issue additional shares of common stock. Please revise your discussion of the preferred stock in the next paragraph to include similar disclosure.

Response

We have revised the language regarding our Company's stock.

Item 2. Financial Information

Critical Accounting Policies and Estimates; Unconsolidated Joint Ventures, page 21

Comment No. 15

We note your disclosure on page 4 that on May 26, 2014, your completed the acquisition of 49% of common stock of Aqua Mining Limited. We also note that on march 23, 2015 you increased your ownership to 90% through contribution to Aqua Mining of the Company's entire interest in the Koranga Joint Venture. Please tell us and revise your next submission to explain how you accounted for this acquisition and where it is presented in your financial statements. Please also include a copy of the executed purchase agreement as an exhibit in your next submission.

Response

The Koranga Joint Venture is now owned 70% by Aqua Mining and 30% by the landowners. The Kibush's 70% of the Koranga Joint Venture was valued at $8,000,000 and a 49% interest in Aqua Mining was valued at $4,000,000. Pursuant to EITF 04-02 our mining leases were recorded at our direct cost to acquire such interest. This was determined by the measuring the fair market value of the stock issued at the close of the transaction which was then recorded as our cost. We felt that the joint ventures did not meet the criteria of ASC 323-10 investments in joint ventures based on the structure and rights of the agreements. Furthermore based on the exceptions in ASC 810-10-15-17 we felt the transactions met requirements of not having to record the acquired mining leases as variable interest entities.

We have updated our disclosure of both the Aqua Mining acquisition and the Koranga Joint Venture. Furthermore, the purchase agreement is included as Exhibit 10.8 to the revised filing

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Comment No. 16

We note on page 5 that on February 28, 2014 you entered into a joint venture agreement with the holders of alluvial gold mining leases of Mining Leases ML296-301 and ML278 covering approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea for alluvial gold mining operations. We further note from your disclosure in Note 3 on page F-15 that you accounted for this joint venture under the equity method. Please tell us how you considered the guidance in ASC 323-10 as well as in ASC 810 in reaching this conclusion.

Response

Pursuant to EITF 04-02 our mining leases were recorded at our direct cost to acquire such interest. This was determined by the measuring the fair market value of the stock issued at the close of the transaction which was then recorded as our cost. We felt that the joint ventures did not meet the criteria of ASC 323-10 investments in joint ventures based on the structure and rights of the agreements. Furthermore, based on the exceptions in ASC 810-10-15-17 we felt the transactions met requirements of not having to record the acquired mining leases as variable interest entities.

Comment No. 17

We note that in the list of exhibits on page 36, Exhibit 10.7 is described as Joint Venture Agreement, dated February 28, 2014, between the Company and leaseholders. However, the filed agreement is dated February 14, 2014 and is between Five Arrows Limited and leaseholders. Please include a copy of the joint venture agreement dated February 28, 2014 in your next amendment.

Response

The Joint Venture Agreement dated February 28, 2014 has been added as Exhibit 10.6

Item 3. Properties, page 22

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Comment No. 18

We note that you own a building that is located on property owned by James Koitamara. Please explain to us the relationship, if any, between Mr. Koitamara and the company. In addition, we note that you have been provided office space by your corporate counsel, but that you do not pay for use of the space. Please provide more information with respect to this arrangement, including the location of the office space and the consideration that your counsel receives in return for use of the space. Please file as exhibits any formal agreements related to this arrangement.

Response

The company has modified the language and disclosures regarding Item 3. Additionally, Mr. Koitamara is a landowner who is part of the Koranga Joint Venture. The building owned by the Company was built on land owned by Mr. Koitamara. We acquired the building and other personal property from Five Arrows as disclosed.

Description and Location of the Leases, page 23

Comment No. 19

Please disclose the following information for each of your properties:

•	The nature of your ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.
•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Response

The Company has modified its disclosures regarding Item 3.

Exploration History, pages 23 and 24

Comment No. 20

Under SEC Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve. Since not all deposits are necessarily reserves, please remove the term ore from this definition.

Response

The Company has modified its disclosures regarding Item 3.

Comment No. 21

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Response

The Company has modified its disclosures regarding Item 3.

Comment No. 22

It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response

The Company has modified its disclosures regarding Item 3.

Comment No. 23

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response

The Company has revised its disclosures and added an additional risk factor regarding this comment.

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Comment No. 24

We note you are subject to permitting requirements in regards to environmental considerations and operating permits issued by your respective governments. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h)(4) (viii), (ix) and (xi) of Regulation S-K.

Response

The Company has revised its disclosures regarding permitting and environmental considerations.

Comment No. 25

Please disclose your annual production as required by Item 102 of Regulation S-K Instructions 3. This would include the tonnage with grade mined, the product or concentrate produced with its grade, annual sales, by products, and the prices realized.

Response

The Company has revised its disclosures to indicate that the Company has not entered production and it has no annual production to disclose.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 26

Comment No. 26

Please update your disclosure to provide the security ownership as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response

The Company has updated is disclosures as of July 24, 2015.

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Comment No. 27

We note your disclosure that Warren Sheppard owns 94.4% of the shares. We note further that you indicate in footnote 7 that Mr. Sheppard is the sole owner of the Five Arrows shares. However, you attribute the shares held by Five Arrows and Cavenagh Capital to Richard N. Wilson. Please advise. Finally, please explain why the shares held by the 5% shareholders total more than 100%.

Response

The 5% shareholders may represent more than 100% of the total shares outstanding because Rule 13d(3)(d)(1) requires us to include persons who have the right to acquire 5% or more of the Company's common stock, for example, through convertible notes as we have here, and utilize such potential future shares for the percentage calculation for such shareholders. The Company has updated the table and footnotes to more clearly indicate ownership by 5% shareholders, officers and directors.

Regarding Five Arrows, Richard Wilson is the CEO and has the power to vote the shares held by Five Arrows, thus the Five Arrow shares are attributable to him due to voting power. However, the Five Arrows shares are also attributable to Warren Sheppard due to his 100% ownership of Five Arrows and his ability to direct its investments (i.e., investment power).

Comment No. 28

Note 5 to the financial statements identifies 4 convertible notes. Please advise the staff as to where they are reflected in the table on page 27.

Response

We have revised the table of beneficial ownership based upon current information. The 2011, 2012 and 2013 Convertible Notes identified in Note 5 are reflected in the table with the notation "conversable note" and discussed more fully in each associated footnote. The holder of the 2014 Convertible Note does not hold more than a 5% interest fully converted.

Item 5. Directors and Executive Officers

Significant Employees, page 28

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Comment No. 29

Please tell us how you determined that Mr. Appo should not be included as a named executive officer, and please tell us whether he was included in the employee count of the company on page 10. Please refer to Instruction 2 of Item 402(m)(2) of Regulation S-K.

Response

Mr. Appo earns approximately $71,703 U.S. per year. Instruction 1 of Item 402(m)(2) of Regulation S-K indicates that "no disclosure need be provided" for executive officers whose compensation does not exceed $100,000. However, based upon the sprit and intent of Instruction 2 and Rule 3b-7, the Company has revised its filing to included Mr. Appo as an executive officer and to provide the associated disclosures required by that designation.

Item 6. Executive Compensation, page 29

Comment No. 30

Please advise us where the $550,000 compensation expense is reflected in the financial statements and where the convertible note is reflected in the financial statements as well as in the table on page 27.

Response

The $550,000 in compensation expense is comprised of $250,000 base pay to Warren Sheppard and $300,000 in bonus pay. These payments accrued after the end of the fiscal year ended September 30, 2014 and the compensation, in the form of stock, was issued on April 29, 2015.

Market Price of and Dividends ..., page 31

Comment No. 31

Noting the significant range in prices during the last five quarters, supplementally advise the staff if any sales have been made during that period by any of the beneficial owners listed on page 27. If any were made, provide the staff with details.

Response

It is our understanding that Cavenagh Capital has sold 1,974,558 shares of the Company's common stock through July 15, 2015. It is our understanding that no other sales have been made by insiders or 5% owners other than as disclosed.

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Item 7. Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions, page 30

Comment No. 32

Please revise your disclosure in this section to include the information disclosed in Note 9 of the financial statements. Please ensure that your disclosure is compliant with Item 404 of Regulation S-K.

Response

The Company has revised its disclosures.

Item 11. Description of Securities to be registered, page 33

Comment No. 33

We note the disclosure that 59,397,485 shares are outstanding at February 10, 2015. The Balance Sheet on page F-2 indicates 53,837,485 shares outstanding at September 30, 2014 and 58,397,000 shares outstanding at March 31, 2015. Please revise page 32 under Recent Sales to disclose all post September 30, 2014 issuances to reconcile these amounts outstanding. In addition, please update the number of shares issued to be current as of the most recent practicable date.

Response

The company has modified the language and disclosures regarding outstanding and issued shares since the end of the last fiscal year through July 24, 2015.

Warrants and Options, page 34

Comment No. 34

Revise page 32 under Recent Sales to disclose this issuance and provide details of the Agreement referenced. In addition, file the Warrant Purchase Agreement as an exhibit.

Response

The Company has revised its disclosures and included the Warrant Purchase Agreement as Exhibit 10.18.

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Consolidated Balance Sheets, page F-2

Comment No. 35

We note that you issued a $500,000 promissory note related to your acquisition of Instacash which was due February 28, 2015. Please revise your next submission and tell us why this was not reported as a liability on your balance sheet as of September 31, 2013 or September 31, 2014 or discussed in the debt section of your notes to the consolidated financial statements.

Response

We have revised our description of the transaction which led to issuance of the $500,000 promissory note. However, that liability was (and is) reflected on our balance sheet for the year ended September 30, 2014. Furthermore, the liability arose on October 10, 2013, so it would not have been reflected in our September 30, 2013 balance sheet. The promissory note is not reflected on our March 31, 2015 balance sheet as the obligation was repaid on March 23, 2015 as further described in our filing.

Comment No. 36

We note on page F-23 that you disposed of your "shareholding/units" in Instacash as of February 27, 2015. Please tell us how you accounted for this transaction and the related 500,000 promissory note.

Response

On February 28, 2015, the Company disposed of Instacash and the $500,000 promissory note by selling Instacash to Hancore Pty Ltd in exchange for cancelation of the $500,000 promissory note. Pursuant to ASC 210-20 the Company settled the debt in a legally binding agreement thus allowing us to remove the $500,000 liability as described in the footnotes of the financial statements.

Comment No. 37

We note on page F-6 that you determined the implied goodwill from the acquisition of Instacash to be $870,951. We also note your disclosure that of this amount $370,951 was recorded as amortization of debt discount in the year ended September 30, 2014. We further note that you did not record any goodwill of the remaining amount of $500,000 as the promissory note had not been paid and was considered it a deferred payment contract. Please provide us a comprehensive explanation for your accounting of this transaction including the authoritative accounting guidance relied upon, including that in ASC 805- 30.

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Response

On October 10, 2013, the Company acquired an 80% interest in Instacash (Pty) Ltd ("Instacash"), through signing a stock purchase agreement for consideration of $500,000 paid through the issuance of a promissory note.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141(R), Business Combinations, the Company has allocated the total purchase price to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values.

The purchase consideration has been allocated as follows:

Fair Value
Allocation:
Tangible assets acquired:
Cash-overdraft	(5,462)
Property and equipment, net	99,425
Other assets	7,066
Total assets acquired	101,029
Liabilities assumed:
Current liabilities
Total liabilities	346,980
Total liabilities assumed	346,980
Net Assets Acquired	(245,951)

The implied goodwill from this transaction is $870,951 based on the implied value of the transaction of $625,000 combined with the net assets assumed. The Company owned an 80% interest in the net implied value ($500,000) and had issued a promissory note in the amount of $500,000 as purchase consideration, and as this is a related party transaction and the payment is deferred, therefore goodwill may not arise. Thus, the excess of implied goodwill on this transaction amounting $370,951 has been recorded as amortization of debt discount in the year of acquisition.

The fair values assigned to identifiable intangible assets acquired were based on estimates and assumptions determined by management.

For our investments in affiliated entities that are included in the consolidation, the excess cost over underlying fair value of net assets is referred to as goodwill and reported separately as "Goodwill" in our accompanying consolidated balance sheets. Goodwill may only arise where consideration has been paid.

As this note had not yet been paid, it was considered a deferred payment contract and Goodwill had not been recorded.

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Comment No. 38

We also note that the Promissory Note included as Exhibit 10.10 references a Stock Purchase Agreement between you and Instacash Pty Ltd. Please include a copy of the executed agreement as an Exhibit in your next amendment.

Response

The requested Stock Purchase Agreement has been added as Exhibit 10.13.

Notes to the Consolidated Financial Statements, page F-6

Comment No. 39

We note that you present unaudited financial statements as of and for the interim period ended March 31, 2015. Please revise the Notes to the Consolidated Financial Statements section to include updated footnotes for the period ended March 31, 2015.

Response

The Notes to the Consolidated Financial Statements have been revised.

Note 10 - Entities, page F-16

Comment No. 40.

We note your disclosure that for your acquisition of Instacash Pty Ltd and for the Joint Venture Agreement with the Leaseholders of mines located at Koranga, Papua New Guinea, you determined the fair value of the consideration paid based on the par value of common stock issued. Please tell us the authoritative accounting guidance you relied upon in concluding that par value was an appropriate determinant of fair value of the consideration for these transactions.

Response

The disclosures regarding our acquisition of Instacash have been revised; par value was not utilized in the valuation. Furthermore, the Company has an accounting policy to capitalize the direct costs to acquire or lease mineral properties and mineral rights as tangible assets, pursuant to EITF 04-02, "Whether Mineral Rights are Tangible or Intangible Assets and Related Issues."

Kibush Capital Corp.

File No. 000-55256

August 3, 2015

Additionally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,

KIBUSH CAPITAL CORP.

By:	/s/ Warren Sheppard
Name:	Warren Sheppard
Title:	President & CEO